UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172 10 5

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

Schedule 13D

CUSIP No. 449172105	Page 2 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates II, L.P. 34-1856999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.71%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 3 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Management, Inc. 34-1845744
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,295
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,900
	10	SHARED DISPOSITIVE POWER 330,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.71%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 4 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,126
	8	SHARED VOTING POWER 1,404,338
	9	SOLE DISPOSITIVE POWER 84,126
	10	SHARED DISPOSITIVE POWER 1,404,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.94%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 5 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 1,467,458
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.94%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 6 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,406
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,406
	10	SHARED DISPOSITIVE POWER 1,176,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.14%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 7 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,162
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,162
	10	SHARED DISPOSITIVE POWER 1,260,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.14%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 8 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,066
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,066
	10	SHARED DISPOSITIVE POWER 1,208,039
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,288,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.33%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 9 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,782
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,782
	10	SHARED DISPOSITIVE POWER 1,253,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,288,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.33%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 10 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,872
	8	SHARED VOTING POWER 1,168,064
	9	SOLE DISPOSITIVE POWER 128,872
	10	SHARED DISPOSITIVE POWER 1,168,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.40%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 11 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,283
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,283
	10	SHARED DISPOSITIVE POWER 1,294,653
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.40%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 12 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 146,011
	8	SHARED VOTING POWER 1,169,403
	9	SOLE DISPOSITIVE POWER 146,011
	10	SHARED DISPOSITIVE POWER 1,169,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.55%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 13 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,622
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,622
	10	SHARED DISPOSITIVE POWER 1,311,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.55%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 14 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,662
	8	SHARED VOTING POWER 1,176,423
	9	SOLE DISPOSITIVE POWER 192,662
	10	SHARED DISPOSITIVE POWER 1,176,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,369,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.98%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 15 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,123
	8	SHARED VOTING POWER 7,519
	9	SOLE DISPOSITIVE POWER 3,123
	10	SHARED DISPOSITIVE POWER 1,365,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,369,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.98%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 16 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19
	10	SHARED DISPOSITIVE POWER 986,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,630
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.91%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 17 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,677
	8	SHARED VOTING POWER 1,930
	9	SOLE DISPOSITIVE POWER 8,677
	10	SHARED DISPOSITIVE POWER 340,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 18 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 9,885
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 348,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 19 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,853
	8	SHARED VOTING POWER 1,208
	9	SOLE DISPOSITIVE POWER 15,853
	10	SHARED DISPOSITIVE POWER 340,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.86%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 20 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 769
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 769
	10	SHARED DISPOSITIVE POWER 338,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.72%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 21 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott W. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 346,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.79%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 22 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas P. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,492
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,492
	10	SHARED DISPOSITIVE POWER 338,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.78%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 23 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia Rankin Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,242
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,242
	10	SHARED DISPOSITIVE POWER 338,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 24 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lynne T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 563
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 563
	10	SHARED DISPOSITIVE POWER 355,356
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.86%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 25 of 35 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe R. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,611
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,611
	10	SHARED DISPOSITIVE POWER 339,017
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.79%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

CUSIP No. 449172105	Page 26 of 35 Pages

Part II to Schedule D

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is Class A common stock, par value $0.01 per share (“Class A Common”), of Hyster-Yale Materials Handling, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 5875 Landerbrook Drive, Cleveland, Ohio 44124.

Item 2.	Identity and Background.

(a)—(c) This Schedule 13D is filed on behalf of Rankin Associates II, L.P., a Delaware limited partnership (“Rankin II”), the general partner of Rankin II (the “General Partner”) and the limited partners of Rankin II (collectively with the General Partner, the “Reporting Persons”) who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Act”), may be deemed as a group to have acquired beneficial ownership of the Class A Common of the Issuer as a result of such individuals and trusts becoming signatories to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of February 6, 1998, as amended, among the stockholders party thereto (the “Rankin II Partnership Agreement”), filed as Exhibit 1 hereto and incorporated herein by reference.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the state of organization, principal business, address of the principal business and the address of the principal office, as applicable, for the Reporting Persons are as follows:

Rankin Associates II, L.P. Rankin II was formerly Rankin Associates II, L.P., a Georgia limited partnership. In December 1998, Rankin Associates II, L.P. was reorganized as a Delaware entity. Its principal business is to hold, under common management, shares of NACCO Industries, Inc., a Delaware corporation (“NACCO”) Class A Common and NACCO Class B Common (each, as defined below), as well as shares of Class A Common and Class B common stock of the Issuer, par value $0.01 per share (“Class B Common”), beneficially owned by certain of the Reporting Persons. RMI is the general partner of Rankin II. The address of its principal business and its principal office is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

Rankin Management, Inc. Rankin Management, Inc., a Delaware corporation (“RMI”), was formerly Rankin Management, Inc., a Georgia corporation. In December 1998, Rankin Management, Inc., a Georgia corporation, was merged with and into RMI. RMI was the surviving entity. It is the general and managing partner of Rankin II. The principal business of RMI is to act as a general and managing partner of Rankin II. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The shareholders, executive officers and directors of RMI consist of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, all of whom are Reporting Persons.

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Cleveland, Ohio 44124 and (b) Chairman, President and Chief Executive Officer of NACCO at 5875 Landerbrook Drive, Cleveland, Ohio 44124.

Victoire G. Rankin. Ms. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. She is not employed.

Clara T. Rankin Williams. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

Schedule 13D

CUSIP No. 449172105	Page 27 of 35 Pages

David B. Williams. Mr. Williams’ business address is 221 W. LaSalle, 37th Floor, North Wacker Drive, Suite 3230, Chicago, Illinois 60606. He is an attorney with Williams, Bax & Saltzman, P.C.

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is not employed.

John C. Butler, Jr. Mr. Butler’s business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is (a) Senior Vice President-Finance, Treasurer and Chief Administrative Officer of NACCO and (b) (b) President and CEO of The North American Coal Corporation.

Claiborne R. Rankin. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

Chloe O. Rankin Ms. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. She is not employed.

Thomas T. Rankin Mr. Rankin’s resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

Corbin K. Rankin. Ms. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. She is not employed.

Roger F. Rankin. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

Alison A. Rankin. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

Bruce T. Rankin. Mr. Rankin’s resident address is 131 Southwyck Drive, Chagrin Falls, Ohio 44022. He is not employed.

Matthew M. Rankin. Mr. Rankin’s address is 2011 St. Andrews Rd., Greensboro, North Carolina 27408. He is a property manager at Carlisle Residential Properties.

Elizabeth B. Rankin. Mrs. Rankin’s address is 2011 St. Andrews Rd., Greensboro, North Carolina. She is not employed.

James T. Rankin. Mr. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He self-employed in commercial real estate.

Scott W. Seelbach. Mr. Seelbach’s business address is 5900 Landerbrook Drive, Cleveland, Ohio 44124. He is a private equity principal.

Claiborne R. Rankin, Jr. Mr. Rankin’s address is 600 W. Drummond, Unit 308, Chicago, Illinois 60614. He is employed in software sales at BrokerSavant, Inc.

Thomas P. Rankin. Mr. Rankin’s address is 70 West 11th Street, Apt 4E, New York, NY 1011. He is an Investment Analyst.

Julia Rankin Kuipers. Mrs. Kuipers’ address is 11 Sargent Rd. Winchester, MA 01890. She is not employed.

Lynne T. Rankin. Mrs. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. She is not employed.

Schedule 13D

CUSIP No. 449172105	Page 28 of 35 Pages

Chloe R. Seelbach. Ms. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. She is not employed.

Item 3.	Source and Amount of Funds or Other Consideration.

The Class A Common held by the Reporting Persons was primarily acquired on September 28, 2012, when NACCO completed the spin-off of the Issuer to NACCO’s stockholders and, subsequently thereto, in market purchases and pursuant to equity awards by the Issuer. Immediately following the spin-off, the Issuer became an independent public company.

To effect the spin-off, NACCO made a distribution of all of the outstanding shares of the Issuer’s common stock held by NACCO to NACCO common stockholders as of the record date, 5:00 p.m., Eastern Time, on September 25, 2012. For each share of Class A common stock of NACCO, par value $1.00 per share (the “NACCO Class A Common”), held on September 28, 2012, NACCO distributed one share of Class A Common and one share of Class B Common. Similarly, for each share of Class B common stock of NACCO, par value $1.00 per share (the “NACCO Class B Common”), held on September 28, 2012, NACCO distributed one share of Class B Common and one share of Class A Common.

NACCO stockholders were not required to pay for shares of Class A Common or Class B Common received in the spin-off, or to surrender or exchange shares of NACCO Class A Common or NACCO Class B Common or take any other action to receive the Class A Common or Class B Common.

Immediately after the spin-off, holders of NACCO Class A Common and NACCO Class B Common held all of the outstanding shares of the Class A Common and Class B Common. In connection with the spin-off, NACCO distributed 8,389,563 shares of Class A Common and 8,389,563 shares of Class B Common to NACCO stockholders.

Item 4.	Purpose of Transaction.

The purpose of the formation of Rankin II and the Reporting Individuals entering into and delivering the Rankin II Partnership Agreement, and the acquisition by Rankin II of the NACCO Class B Common was to (a) provide the Reporting Individuals with a mechanism for consolidating the management of their holdings of NACCO Class B Common in a manner that would allow coordinated family management of such NACCO Class B Common and (b) to facilitate the estate planning objectives of the Reporting Individuals.

Item 5.	Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class A Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 338,295 shares of Class A Common, the aggregate number of shares of Class A Common which are subject to the terms of the Rankin II Partnership Agreement, representing 2.71% of the outstanding Class A Common as of December 31, 2016.

Rankin Associates II, L.P. Rankin II is made up of the individuals and entities holding limited partnership interests in Rankin II and RMI, the general partner of Rankin II. Rankin II may be deemed to be a “group” as defined under the Act and therefore may be deemed as a group to beneficially own 338,295 shares of Class A Common held by Rankin II. Although Rankin II holds the 338,295 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class A Common. RMI has the sole power to vote such shares and shares the power to dispose of such shares with the other individuals and entities holding limited partnership interests in Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Collectively, the 338,295 shares of Class B Common beneficially owned by Rankin Management, Inc. constitute approximately 2.71% of the Class A Common outstanding as of December 31, 2016.

Schedule 13D

CUSIP No. 449172105	Page 29 of 35 Pages

Rankin Management, Inc. RMI has the sole power to vote 338,295 shares of Class A Common, has the sole power to dispose of 7,900 shares of Class A Common and shares the power to dispose of 330,395 shares of Class A Common. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Collectively, the 338,295 shares of Class A Common beneficially owned by RMI constitute approximately 2.71% of the Class A Common outstanding as of December 31, 2016.

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 84,126 shares of Class A Common and shares the power to vote and dispose of 1,404,338 shares of Class A Common. Collectively, the 1,488,464 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.94% of the Class A Common outstanding as of December 31, 2016.

Victoire G. Rankin. Ms. Rankin has the sole power to vote and dispose of 21,006 shares of Class A Common and shares the power to dispose of 1,467,458 shares of Class A Common. Collectively, the 1,488,464 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 11.94% of the Class A Common outstanding as of December 31, 2016.

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 87,406 shares of Class A Common and shares the power to dispose of 1,176,419 shares of Class A Common. Collectively, the 1,263,825 shares of Class A Common beneficially owned by Ms. Williams constitute approximately 10.14% of the Class A Common outstanding as of December 31, 2016.

David B. Williams. Mr. Williams has the sole power to vote and dispose of 3,162 shares of Class A Common and shares the power to dispose of 1,260,663 shares of Class A Common. Collectively, the 1,263,825 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 10.14% of the Class A Common outstanding as of December 31, 2016.

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 80,066 shares of Class A Common and shares the power to dispose of 1,208,039 shares of Class A Common. Collectively, the 1,288,105 shares of Class A Common beneficially owned by Ms. Butler constitute approximately 10.33% of the Class A Common outstanding as of December 31, 2016.

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 34,782 shares of Class A Common and shares the power to dispose of 1,253,323 shares of Class A Common. Collectively, the 1,288,105 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 10.33% of the Class A Common outstanding as of December 31, 2016.

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 128,872 shares of Class A Common and shares the power to vote and dispose of 1,168,064 shares of Class A Common. Collectively, the 1,296,936 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 10.40% of the Class A Common outstanding as of December 31, 2016.

Chloe O. Rankin. Ms. Rankin has the sole power to vote and dispose of 2,283 shares of Class A Common and shares the power to dispose of 1,294,653 shares of Class A Common. Collectively, the 1,296,936 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 10.40% of the Class A Common outstanding as of December 31, 2016.

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 146,011 shares of Class A Common and shares the power to vote and dispose of 1,169,403 shares of Class A Common. Collectively, the 1,315,414 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 10.55% of the Class A Common outstanding as of December 31, 2016.

Corbin K. Rankin. Ms. Rankin has the sole power to vote and dispose of 3,622 shares of Class A Common and shares the power to dispose of 1,311,792 shares of Class A Common. Collectively, the 1,315,414 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 10.55% of the Class A Common outstanding as of December 31, 2016.

Schedule 13D

CUSIP No. 449172105	Page 30 of 35 Pages

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 192,662 shares of Class A Common and shares the power to vote and dispose of 1,176,423 shares of Class A Common. Collectively, the 1,369,085 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 10.98% of the Class A Common outstanding as of December 31, 2016.

Alison A. Rankin. Ms. Rankin has the sole power to vote and dispose of 3,123 shares of Class A Common, shares the power to vote and dispose of 7,519 shares of Class A Common with her husband (Roger F. Rankin) and shares the power to dispose of 1,365,962 shares of Class A Common. Collectively, the 1,369,085 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 10.98% of the Class A Common outstanding as of December 31, 2016.

Bruce T. Rankin. Mr. Rankin has sole power to vote and dispose of 19 shares of Class A Common and shares the power to dispose of 986,611 shares of Class A Common. Collectively, the 986,611 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 7.91% of the Class A Common outstanding as of December 31, 2016.

Matthew M. Rankin. Mr. Rankin has the sole power to vote and dispose of 8,677 shares of Class A Common, shares the power to vote 1,930 shares of Class A Common and shares the power to dispose of 340,225 shares of Class A Common. Collectively, the 348,902 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 2.80% of the Class A Common outstanding as of December 31, 2016.

Elizabeth B. Rankin. Ms. Rankin has the sole power to vote and dispose of 722 shares of Class A Common and shares the power to vote 9,885 shares of Class A Common and dispose of 348,180 shares of Class A Common. Collectively, the 348,902 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 2.80% of the Class A Common outstanding as of December 31, 2016.

James T. Rankin. Mr. Rankin has the sole power to vote and dispose of 15,853 shares of Class A Common and shares the power to vote 1,208 shares of Class A Common and dispose of 340,066 shares of Class A Common. Collectively, the 355,919 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 2.86% of the Class A Common outstanding as of December 31, 2016.

Claiborne R. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 769 shares of Class A Common and dispose of 338,295 shares of Class A Common. Collectively, the 339,064 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 2.72% of the Class A Common outstanding as of December 31, 2016.

Scott W. Seelbach. Mr. Seelbach has the sole power to vote and dispose of 722 shares of Class A Common and dispose of 346,906 shares of Class A Common. Collectively, the 347,628 shares of Class A Common beneficially owned by Mr. Seelbach constitute approximately 2.79% of the Class A Common outstanding as of December 31, 2016.

Thomas P. Rankin. Mr. Rankin has the sole power to vote and dispose of 8,492 shares of Class A Common and dispose of 338,295 shares of Class A Common. Collectively, the 346,787 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 2.78% of the Class A Common outstanding as of December 31, 2016.

Julia Rankin Kuipers. Ms. Kuipers has the sole power to vote and dispose of 10,242 shares of Class A Common and dispose of 338,535 shares of Class A Common. Collectively, the 348,777 shares of Class A Common beneficially owned by Ms. Kuipers constitute approximately 2.80% of the Class A Common outstanding as of December 31, 2016.

Lynne T. Rankin. Ms. Rankin has the sole power to vote and dispose of 563 shares of Class A Common and dispose of 355,356 shares of Class A Common. Collectively, the 355,919 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 2.86% of the Class A Common outstanding as of December 31, 2016.

Schedule 13D

CUSIP No. 449172105	Page 31 of 35 Pages

Chloe R. Seelbach. Ms. Seelbach has the sole power to vote and dispose of 8,611 shares of Class A Common and dispose of 339,017 shares of Class A Common. Collectively, the 347,628 shares of Class A Common beneficially owned by Ms. Seelbach constitute approximately 2.79% of the Class A Common outstanding as of December 31, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Rankin Associates II, L.P.

Under the terms of the Rankin II Partnership Agreement filed as Exhibit 1 hereto and incorporated herein by reference, the General Partner has the power to vote the NACCO Class A Common, NACCO Class B Common, Class A Common and Class B Common held by the partnership.

Under the terms of the Rankin II Partnership Agreement, the partnership may not dispose of NACCO Class A Common, NACCO Class B Common, Class A Common or Class B Common, or convert NACCO Class B Common or Class B Common into NACCO Class A Common or Class A Common, respectively, without the consent of the General Partner and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin II Partnership Agreement.

Stockholders’ Agreement

The Stockholders’ Agreement, dated as of September 28, 2012, among the signatories thereto and the Issuer (the “Stockholders’ Agreement”), filed as Exhibit 2 hereto and incorporated herein by reference, requires a signatory to offer the shares of Class B Common beneficially owned by such signatory to all of the other signatories upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such signatory into shares of Class A Common and (b) the proposed sale, transfer or other disposition of Class B Common by such signatory to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the signatory proposing to enter into one of these transactions must notify all of the other signatories and then must allow each such other signatory the opportunity to purchase such signatory’s pro rata portion of the shares of Class B Common which are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the signatories or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A signatory proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Issuer, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other signatories. Following receipt of such notice, each other signatory will have seven (7) business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered right of first refusal. A signatory’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other signatories who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven (7) business day period. If the signatories electing to purchase do not elect to purchase all of the shares of Class B Common, then such signatories have an additional five (5) business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation

Schedule 13D

CUSIP No. 449172105	Page 32 of 35 Pages

shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Issuer shall have an additional three (3) business days to decide whether or not to purchase the remaining shares. The Issuer, however, is under no obligation to purchase any such shares.

Following the completion of such procedures, the signatory who has triggered the right of first refusal is free, for a period of thirty (30) business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the signatory had originally proposed to transfer the shares, such signatory would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

Signatories who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the signatory who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five (5) days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each signatory. The Stockholders’ Agreement does not restrict in any respect how a signatory may vote the shares of Class B Common which, among other things, are subject to the terms of the Stockholders’ Agreement.

Subsequent to September 28, 2012, the Stockholders’ Agreement was amended to include additional signatories. These amendments are filed as Exhibits 3 through 8 hereto and incorporated herein by reference.

Rankin Associates I, L.P.

Under the terms of the Limited Partnership Agreement of Rankin I, dated as of March 27, 2002 (the “Rankin I Partnership Agreement”), filed as Exhibit 9 hereto and incorporated herein by reference, the general partners thereof share the power to vote the NACCO Class A Common, NACCO Class B Common, as well as shares of Class A Common and Class B Common, held by the partnership. Further, under such terms, such general partners generally exercise such power by a vote of the general partners holding a majority of the general partnership interests.

Under the terms of the Rankin I Partnership Agreement, the partnership may not dispose of NACCO Class A Common, NACCO Class B Common, Class A Common or Class B Common, or convert NACCO Class B Common or Class B Common into NACCO Class A Common or Class A Common, respectively, without the consent of the General Partners holding more than 75% of the general partnership interests in the partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin I Partnership Agreement.

Rankin Associates IV, L.P.

Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of February 7, 2005 (the “Rankin IV Partnership Agreement”), filed as Exhibit 10 hereto and incorporated herein by reference, the general partners of Rankin IV (the “Rankin IV General Partners”) share the power to vote the NACCO Class B Common, Class A Common and Class B Common held by the partnership. Further, under such terms, the Rankin IV General Partners generally exercise such power by a vote of the Rankin IV General Partners holding a majority of the general partnership interests.

Schedule 13D

CUSIP No. 449172105	Page 33 of 35 Pages

Under the terms of the Rankin IV Partnership Agreement, the partnership may not dispose of NACCO Class A Common, NACCO Class B Common, Class A Common or Class B Common, or convert NACCO Class B Common or Class B Common into NACCO Class A Common or Class A Common, respectively, without the consent of the Rankin IV General Partners holding more than 75% of the general partnership interests in the partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin IV Partnership Agreement.

Except as set forth above in this Schedule 13D or the exhibits hereto, none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Limited Partnership Agreement of Rankin Associates II, L.P., dated as of February 6, 1998, as amended (incorporated by reference to Exhibit 4 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on February 18, 1998 by Rankin Associates II, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 2	Stockholders’ Agreement, dated as of September 28, 2012, by and among the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on October 4, 2012 (Commission File No. 000-54799))

Exhibit 3	First Amendment to Stockholders’ Agreement, dated as of December 31, 2012, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, filed by the Issuer on February 19, 2013 (Commission File Number 000-54799))

Exhibit 4	Second Amendment to Stockholders’ Agreement, dated as of January 18, 2013, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K, filed by the Issuer on February 19, 2013 (Commission File Number 000-54799))

Exhibit 5	Third Amendment to Stockholders’ Agreement, dated as of March 27, 2015, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed by the Issuer on April 29, 2015 (Commission File Number 000-54799))

Schedule 13D

CUSIP No. 449172105	Page 34 of 35 Pages

Exhibit 6	Fourth Amendment to Stockholders’ Agreement, dated as of December 29, 2015, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10 filed with Amendment No. 4 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 16, 2016 (Commission File Number 005-87003))

Exhibit 7	Fifth Amendment to Stockholders’ Agreement, dated as of December 2, 2016, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 11 filed with Amendment No. 5 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2017 (Commission File Number 005-38001))

Exhibit 8	Sixth Amendment to Stockholders’ Agreement, dated as of December 22, 2016, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 12 filed with Amendment No. 5 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2017 (Commission File Number 005-38001))

Exhibit 9	Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of March 27, 2002, as amended (incorporated by reference to Exhibit 2 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on March 27, 2002 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 10	Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of February 7, 2005, as amended (incorporated by reference to Exhibit 1 of the Schedule 13D, as amended, related to the NACCO Class A Common, initially filed on February 15, 2005 by Rankin Associates IV, L.P. and other persons named therein (Commission File No. 005- 38001))

Exhibit 11	Joint Filing Agreement (incorporated by reference to Exhibit 5 of the Schedule 13D, as amended, related to the Class B Common, initially filed on February 14, 2013 by Rankin Associates II, L.P. and other persons named therein (Commission File No. 005-87003))

Exhibit 12	Power of Attorney (included in Exhibit 1)

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

Schedule 13D

CUSIP No. 449172105	Page 35 of 35 Pages

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

RANKIN ASSOCIATES II, L.P.

	By:	Rankin Management, Inc., its Managing Partner

	By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT, INC.

	By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING INDIVIDUALS

/s/ Alfred M. Rankin, Jr.
Name:		Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.